UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 83083J104	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 83083J104	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 83083J104	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 83083J104	Page 5 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 83083J104	Page 6 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund” and, collectively with the foregoing, the “Reporting Persons”), on June 24, 2016, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 25, 2016, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on August 15, 2016 and as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on August 17, 2016 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows.

Introduction

This Amendment No. 4 relates to (i) the Agreement and Plan of Merger, dated as of August 23, 2016 (the “Merger Agreement”), by and among MRSK Hold Co., a Delaware corporation and wholly owned subsidiary of the Fund (“Parent”), MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, and (ii) the transactions contemplated by and related to the Merger Agreement, including the merger of Merger Sub with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreement, a copy of which is filed as Exhibit 17 to this Schedule 13D and is incorporated by reference in its entirety into this Introduction.

1.	Item 4 of the Schedule 13D is amended by deleting its fourth and fifth paragraphs and replacing them with the following:

“On August 17, 2016, the Management Company sent an unsolicited proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.35 per share, a copy of which is filed as Exhibit 15 to this Schedule 13D.

On August 23, 2016, the Issuer, Parent and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will conduct a tender offer (the “Offer”) to acquire all outstanding shares of the Common Stock at a purchase price of $6.35 per share, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes, without interest, followed promptly by a merger effected pursuant to Section 251(h) of the Delaware General Corporation Law. Merger Sub’s obligation to purchase shares of the Common Stock validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including (i) that the number of shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with the shares then owned by Parent, Merger Sub and their respective affiliates, represents a majority of all then

CUSIP No. 83083J104	Page 7 of 8 Pages

outstanding shares of the Common Stock (not including shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually “received” in accordance with the terms of the Offer), (ii) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order by any governmental authority that would make illegal or otherwise restrict or prohibit the Offer, the acquisition of shares of the Common Stock by Parent or Merger Sub or the Merger, (iv) the accuracy of the representations and warranties of the Issuer contained in the Merger Agreement, subject to customary exceptions, (v) the Issuer’s material compliance with its covenants contained in the Merger Agreement, (vi) there not having been a material adverse effect on the Issuer following the execution of the Merger Agreement that is continuing and (vii) other customary conditions. The Merger Agreement contains customary representations, warranties and covenants, including covenants obligating the Issuer to continue to conduct its business in the ordinary course and to cooperate in seeking regulatory approvals. The Merger Agreement also contains certain customary termination rights in favor of each of the Issuer and Parent, including, under certain circumstances, the requirement for the Issuer to pay to Parent a termination fee of approximately $6.9 million, or 3.5% of the aggregate equity value of the transaction. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 17 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, the Fund provided Parent an executed copy of the Equity Commitment Letter and the Fund provided the Issuer an executed copy of the Sponsor Guarantee, in the forms filed as Exhibit 12 and Exhibit 13, respectively, to this Schedule 13D. Item 3 of this Schedule 13D, which contains descriptions of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, and the copies of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee filed as Exhibit 11, Exhibit 12 and Exhibit 13, respectively, to this Schedule 13D, are incorporated by reference in their entirety into this Item 4.”

2.	Item 7 of the Schedule 13D is amended by inserting the following at its end:

“Exhibit 17	Agreement and Plan of Merger, dated as of August 23, 2016, by and among MRSK Hold Co., a Delaware corporation, MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent, and Skullcandy, Inc.”

3.	Except as amended hereby, the Schedule 13D remains in full force and effect.

CUSIP No. 83083J104	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 24, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman